Exhibit 99.86

TORQUE ESPORTS CORP. COMPLETES ACQUISITION OF UMG MEDIA LTD.

Additional Required Valuations Results In Delay In Annual Financial Filings

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

TORONTO, ON (Tuesday, December 31, 2019) – Torque Esports Corp.’s (“Torque” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLD) and UMG Media Ltd.’s (“UMG,” TSX VENTURE: ESPT) previously announced plan of arrangement (see news release of October 22, 2019) under the Business Corporations Act (Alberta) (the “Arrangement”) involving Torque, UMG and the holders (the “UMG Shareholders”) of common shares of UMG (“UMG Shares”) was completed on December 31, 2019. The Arrangement was approved at the special meeting of UMG Shareholders held on December 17, 2019 and the final order regarding the Arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019.

Pursuant to the Arrangement, Torque has acquired all of the issued and outstanding UMG Shares, by way of a plan of arrangement, based on an exchange ratio of 0.0643205 of a Torque common share for each UMG Share held by the former UMG Shareholders. Additional information with respect to the Arrangement is set out in the joint press releases of the parties dated October 22, 2019, November 06, 2019, November 25, 2019, December 18, 2019 and December 27, 2019 and the Arrangement Agreement, a copy of which is available under each of Torque’s and UMG’s SEDAR profile at www.sedar.com.

UMG Shareholders whose UMG Shares are held by a broker, agent or other intermediary should contact their broker or agent in respect of the exchange of their UMG Shares pursuant to the Arrangement. Registered holders of UMG Shares must deposit their certificates with a duly completed letter of transmittal in order to receive the consideration to which they are entitled pursuant to the Arrangement, as set forth in the management information circular of UMG dated November 15, 2019. Certificates formerly representing UMG Shares now represent only the right to receive the consideration to which the holders thereof are entitled pursuant to the Arrangement.

Torque Delay in Annual Financial Filings

Torque announced today that it will be delayed in filing its audited annual financial statements for the year ended August 31, 2019, the related management’s discussion and analysis and certificates of its CEO and CFO (collectively, the “Required Filings”) with Canadian securities regulators until after its filing deadline. The additional time is required to permit the Company to complete certain valuation work in connection with the audit of the Company’s 2019 financial statements. The Company and its advisors are working diligently to complete such valuation work and the Company intends to make the Required Filings by the end of January 2020. The Company fully expects to receive an unqualified opinion on its financial statements. The delay is not as a result of any disagreements that the Company has with its audit firm but rather strictly due to the additional valuation work required. Like the UMG acquisition, all previously announced acquisitions by Torque are continuing to move towards closing.

In connection with this delay, the Ontario Securities Commission (“OSC”) may issue a cease trade order (“CTO”) against the Company. If the CTO is issued, the Company expects the CTO to affect trading in all securities of the Company by securityholders of the Company, to apply in each jurisdiction in Canada in which the Company is a reporting issuer and to remain in effect until such time as the Company has made the Required Filings. Once the Required Filings are made within 90 days of the date of the CTO, such filings will constitute the Company’s application to have the CTO revoked.

The CTO may delay the delivery of Torque shares to UMG Shareholders in connection with the completion of the Arrangement.

About Torque Esports

Torque Esports Corp. (“TEC”) recently restructured its business and leadership team. Torque now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, TEC is ready to lead the rush to profitability in the esports industry.

Torque aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to monetize the huge number of eyeballs in the gaming and esports space.

About UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

For more information about UMG visit www.umggaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque and UMG to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to the anticipated benefits of the Arrangement to the parties and their respective security holders. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking statements and information concerning the anticipated benefits of the Arrangement, Torque and UMG have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including certain expectations and assumptions concerning the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque and UMG do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO, darrencox@torqueesport.com

UMG Media:

David Antony, CEO, dantony@umggaming.com

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